FORM 5

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[ ] Form 3 Holdings Reported

[X] Form 4 Transaction Reported

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

Kimball, Richard C.
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Last/First/Middle

329 Rollins Road
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Street

Hopkinton, NH 03229
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City/State/Zip

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2. Issuer Name and Ticker or Trading Symbol

Rock of Ages Corporation "ROAC"
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

03/02
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5. If Amendment, Date of Original (Month/Year)

02/02*
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*This Amendment amends, restates and supersedes in its entirety the Form 5 filed by Mr. Kimball in February 2002 (the "Original Form") and is being filed to properly reflect that the acquisitions of shares of Class B common stock, and of Class A common stock upon conversion of such Class B common stock, report in the Original Form 5, were exempt transactions pursuant to Rules 16(b)(3) and 16(b)(6), respectively.

6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

[X] Director

[ ] 10% Owner

[X] Officer (give title below)

[ ] Other (specify below)

Chief Strategic and Marketing Officer
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7. Individual or Joint/Group Filing (Check Applicable Line)

[X] Form filed by One Reporting Person

[ ] Form filed by More than One Person

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TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8) Code V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) Amount A or D Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common Stock	09/05/01	C4	5,000 A **
Class A Common Stock	09/27/01	S4	500 D $5.7208
Class A Common Stock	09/27/01	S4	500 D $5.7298
Class A Common Stock	09/28/01	S4	1,000 D $5.7433	113,426	D

Reminder: Report on a separate line for each class of securities beneficiallyowned directly or indirectly.

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

FORM 5 (continued)

TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exercisable and Expiration Date (Month/Day/Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A) (D)	Date Expiration Exercisable Date	Title Amount or Number of Shares
Stock Option (Right to Buy)	$3.74	12/31/96	J	5,000(A)	12/31/96* 12/31/01	Class B 5,000 Common Stock*
Stock Option (Right to Buy)	$3.74	09/5/01	M	(D)5,000	* *	Class B 5,000 Common Stock*
Class B Common Stock	1-for-1**	09/5/01	M	5,000(A)	** **	Class A 5,000 Common Stock
Class B Common Stock	1-for-1**	09/5/01	C	(D)5,000	** **	Class A 5,000 Common Stock		29,126	D

Explanation of Responses:

*Options are exercisable in equal annual installments of 20% per year commencing on the date of grant.

**Shares of Class B Common Stock are convertible on a share-for-share basis to Class A Common Stock at any time at the option of the holder, and convert automatically upon a transfer to any other person other than a Permitted Transferee (as defined in the Issuer's Certificate of Incorporation).

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** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

/s/Richard C. Kimball
**Signature of Reporting Person

Date: March 7, 2002